UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6
Mutiara Damansara, 47800 Petaling Jaya
Selangor Darul Ehsan, Malaysia,

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Appointment of Officer

Appointment of Co-Chief Executive Officer

On November 10, 2025, the Board of Directors of Black Titan Corporation (the “Company”) appointed Shang Ju (Czhang) Lin, age 41, as the Company’s Co-Chief Executive Officer effective November 10. 2025. Mr. Lin will serve alongside Chay Weei Jye.

Mr. Lin has served as director of Miluna Acquisition Corp since June 2025 and as chief executive officer of Miluna Acquisition Corp since July 2025. Mr. Lin has extensive experience in investment and management. Since June 2020, he has served as a partner and member of the investment committee board at LBank Labs, where he manages multiple strategic funds with assets totaling $100 million, including hedge funds and primary investments. Over the past five years, Mr. Lin has invested in more than 30 primary projects and 10 blockchain funds, and has demonstrated his leadership in managing teams of employees. Mr. Lin earned a dual EMBA degree from Institut Européen d’Administration des Affaires (INSEAD) and Tsinghua University in 2015, and received his Bachelor of Science in Electrical Engineering from the University of West Ontario in 2006. We believe Mr. Lin’s extensive experience in investment and management, and his deep expertise in the cryptocurrency and blockchain ecosystem, qualify him to serve as our Co-CEO.

In connection with the appointment, the Company entered into an Employment Agreement with Mr. Lin, which provides for a base salary of $60,000 per annum payable at the rate of $5,000 per month, less applicable taxes and withholdings, as well as potential executive bonuses.

There are no arrangements or understandings between Mr. Lin and any other person pursuant to which he was selected as an officer. There are no family relationships between Mr. Lin and any director or executive officer of the Company, and there are no related party transactions requiring disclosure under Item 404(a) of Regulation S-K.

The foregoing represents a summary of the terms of the Employment Agreement. A copy of the Employment Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. A copy of the press release announcing Mr. Lin’s appointment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Settlement Agreement with Armistice

In connection with the business combination (the “Business Combination”) between the Company and Titan Pharmaceuticals, Inc. (“TTNP”), the Company assumed a common stock warrant (the “Warrant”) that was issued to Armistice Capital Master Fund Ltd. (“Armistice”) by TTNP on February 4, 2022. Because the Business Combination constituted a Fundamental Change (as defined in the Warrant), the Company was required to repurchase the Warrant from Armistice.

Pursuant to the terms of an agreement dated October 30, 2025 (the “Settlement Agreement”), and in lieu of the payment of the Black Scholes Value of the Warrant (as defined in the Warrant), the Board of Directors of the Company approved a payment to Armistice as consideration for cancelling the Warrant, consisting of (i) $1,000,000 in cash and (ii) the issuance of $2,000,000 in restricted ordinary shares of the Company at a price of $3.90 per share, representing the closing price of the shares on October 29, 2025. The settlement resulted in the extinguishment of the Warrant.

The foregoing represents a summary of the terms of the Settlement Agreement. A copy of the Settlement Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Exhibits

10.1	Employment Agreement dated November 10, 2025.

10.2	Settlement Agreement dated October 30, 2025.

99.1	Press Release dated November 12, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Chay Weei Jye
Name:	Chay Weei Jye
Title:	Co-Chief Executive Officer

Dated: November 14, 2025